UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
2003 OCT 22 AM 9: 49
SEC

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	December 23, 2003

03044362

P.O. 12-7-03

December 23, 2003

Mr. David Mack
Managing Director
BSG Markets LLC
712 Fifth Avenue
New York, NY 10019

PROCESSED
JAN 12 2004
THOMSON
FINANCIAL

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Mack:

This is in response to your letter dated December 7, 2003, in which you request on behalf of BSG Markets LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exhange Commission ("Commission") became effective on November 12, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 12, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 12, 2003, the effective date of the Firm's registration with the Commission.

123 2636

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

MMA/rg

Roehel

BSG MARKETS LLC
712 FIFTH AVENUE
NEW YORK CITY, NY 10019
212-499-4280

December 7, 2003

Securities and Exchanges Commission
Division of Market Regulation
450 Fifth Street NW
Washington, DC 20549

Re: BSG Markets LLC – Waiver from filing Annual Certified
        Report for 2003 CRD #127137

Dear Sir:

Our firm, BSG Markets LLC was approved for membership in the NASD in
late October and we received our "welcome letter" in mid November, after
we signed and returned our Membership Agreement.

In as much as it is now early December and we have yet to initiate any
business dealings, we respectfully request a waiver from the requirement
under SEC Rule 17a-5(l)(3), to file an Annual Certified Report for our fiscal
year ending December 31, 2003 and instead file a 14 month report as of
year end December 31, 2004.

Thank you very much for your consideration.

Very truly yours,

David Mack
Managing Director